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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                    FILING NO. 2 FOR THE MONTH OF APRIL, 2000



                              VISIBLE GENETICS INC.
                              ---------------------
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

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                              VISIBLE GENETICS INC.

                  On or about April 19, 2000, Visible Genetics Inc. (the "Company") mailed a Notice of Annual and Special Meeting of Shareholders, and Management Information Circular and Proxy Statement, each dated April 13, 2000 and Forms of Proxy.

         The information included in the materials mailed to shareholders which is expressly listed below is incorporated by reference into the Company's Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155 and 333-94649) and the
Company's outstanding Registration Statements on Form S-8. Any information included in such material which is not expressly listed below is not incorporated by reference into any of such registration statements:

1. Management Information Circular and Proxy Statement dated April 13, 2000 - the following sections only:

     - Proposal No. 2 - Election of Directors - Only information with respect to director nominees J. Spencer Lanthier and Jacques R. Lapointe

     - Proposal No. 4 - Approval of the 2000 Employee Share Option Plan - Summary Description of the 2000 Plan only

     -    Exhibit B - 2000 Employee Share Option Plan

Exhibit 1. Notice of Annual and Special Meeting of Shareholders, dated April 13,
              2000
Exhibit 2. Management Information Circular and Proxy Statement, dated April 13,
              2000
Exhibit 3. Forms of Proxy


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            VISIBLE GENETICS INC.

Date: April 19, 2000                        By: /s/ Thomas J. Clarke
                                                --------------------
                                                Name:   Thomas J. Clarke
                                                Title:  Chief Financial Officer